Uranium
Participation
Corporation





07024585

Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

June 14, 2007

VIA COURIER

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated June 12, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979-1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: [signature]
Title: Corporate Secretary
Date: June 14, 2007

6/20

Uranium Participation Corporation



RECEIVED

2007 JUN 19 A 9:25

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MAY 31, 2007

TORONTO, June 12, 2007 – Uranium Participation Corporation ("Uranium Corp") reports its net asset value at May 31, 2007 was CDN$892,665,000 or CDN$14.91 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$14.78. As at May 31, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 561,698
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 433,951
		$ 376,351	$ 995,649
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 133.74[1]
- In United States dollars		$ 31.75	$ 125.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 361.63[1]
- In United States dollars		$ 161.81	$ 338.00

[1]Converted at the May 31, 2007 exchange rate of $1.0699.

In June 2007, Uranium Corp entered into an agreement to purchase 200,000 pounds of U_3O_8 for a total price of US$26,000,000. Delivery of the U_3O_8 will occur in June 2007.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE — Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MAY 31, 2007

TORONTO, June 12, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at May 31, 2007 was CDN$892,665,000 or CDN$14.91 per share. On a fully diluted basis, after assuming the full exercise of all outstanding warrants, net asset value per share was CDN$14.78. As at May 31, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 561,698
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 433,951
		$ 376,351	$ 995,649
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 133.74[1]
- In United States dollars		$ 31.75	$ 125.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 361.63[1]
- In United States dollars		$ 161.81	$ 338.00

[1]Converted at the May 31, 2007 exchange rate of $1.0699.

In June 2007, Uranium Corp entered into an agreement to purchase 200,000 pounds of U_3O_8 for a total price of US$26,000,000. Delivery of the U_3O_8 will occur in June 2007.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President — (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer — (416) 979-1991 Ext. 372

END